UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 19, 2018

PENN NATIONAL GAMING, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	0-24206	23-2234473
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

825 Berkshire Blvd., Suite 200, Wyomissing, PA	19610
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 373-2400

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01      Other Events.

As previously announced, Penn National Gaming, Inc. (“Penn”) entered into an Agreement and Plan of Merger, dated as of December 17, 2017 (the “Merger Agreement”), with Pinnacle Entertainment, Inc. (“Pinnacle”) and Franchise Merger Sub, Inc., a wholly owned subsidiary of Penn (“Merger Sub”), providing for the merger of Merger Sub with and into Pinnacle (the “Merger”), with Pinnacle surviving the Merger as a wholly owned subsidiary of Penn.

This Form 8-K contains certain supplemental disclosures regarding the Merger.

Pending Pinnacle Stockholder Litigation.

As previously disclosed on page 133 of the definitive joint proxy statement/prospectus related to the Merger dated February 28, 2018 (the “Joint Proxy Statement/Prospectus”) under the heading “Litigation Relating to the Merger,” on February 21, 2018, a purported stockholder of Pinnacle filed a putative class action lawsuit against Pinnacle and its directors (together, the “Defendants”) in the United States District Court for the District of Nevada, captioned George Smith v. Pinnacle Entertainment, Inc., et al., Case No. 2:18-cv-00314 (D. Nev.). The complaint alleges that the Defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) because the preliminary Form S-4 filed with the Securities and Exchange Commission (the “Commission”) allegedly contains material omissions and misstatements. The complaint seeks, among other things, injunctive relief preventing the consummation of the Merger until additional disclosures are made, and damages. The Defendants believe that the action is without merit.

In addition, after the filing of the Joint Proxy Statement/Prospectus, on March 2, 2018, a purported stockholder of Pinnacle filed a putative class action lawsuit against the Defendants in the United States District Court for the District of Nevada, captioned Robert Ohigashi v. Pinnacle Entertainment, Inc., et al., Case 2:18-cv-00387 (D. Nev.). On March 7, 2018, a purported stockholder of Pinnacle filed a putative class actions lawsuit against the Defendants in the United States District Court for the District of Nevada, captioned Adam Franchi v. Pinnacle Entertainment, Inc., et al., Case No. 2:18-cv-00415.  Similar to the first complaint described above, the complaints filed on March 2, 2018 and March 7, 2018 allege that the Defendants violated Sections 14(a) and 20(a) of the Exchange Act because the preliminary Form S-4 filed with the Commission allegedly contains material omissions and misstatements. The complaints seek, among other things, injunctive relief preventing the consummation of the Merger until additional disclosures are made, and damages. The Defendants believe that these actions are also without merit. The Defendants believe that no further disclosure is required under applicable laws; however, to avoid the risk of the litigation delaying or adversely affecting the Merger and to minimize the expense of defending the litigation related to the Merger, the Defendants have agreed to make the supplemental disclosures related to the Merger as set forth herein. As a result of the supplemental disclosures set forth herein, the named plaintiffs in each of the pending lawsuits (George Smith v. Pinnacle Entertainment, Inc., et al., Robert Ohigashi v. Pinnacle Entertainment, Inc., et al. and Adam Franchi v. Pinnacle Entertainment, Inc., et al.) have concluded that the claims in each of the lawsuits have been mooted, have determined not to seek to enjoin the special meeting of Company stockholders to vote on the Merger, and will dismiss each lawsuit with prejudice. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

Set forth below are supplemental disclosures to the Joint Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety.

The penultimate sentence of the final paragraph on page 71 of the Joint Proxy Statement/Prospectus concerning the “Background of the Merger” is amended and supplemented by adding the following bolded and underlined text:

After discussion, the Pinnacle Board instructed management to contact Penn to obtain additional information regarding its proposal in the areas of regulatory, financing, third-party consents and diligence, including information on Penn’s willingness to commit to taking all necessary actions to obtain regulatory approvals, Penn’s assumptions regarding the proposed divestitures, status of discussions between Penn and potential third party divestiture buyers, status of discussions between Penn and GLPI regarding GLPI’s consent to the proposed transaction, status of any financing-related discussions with potential lenders and confirmation of the scope and timeline for completion of due diligence.

The second sentence of the second full paragraph on page 76 of the Joint Proxy Statement/Prospectus concerning the “Background of the Merger” is amended and supplemented by adding the following bolded and underlined text:

During the meeting, representatives of J.P. Morgan reviewed perspectives regarding the last proposal from Penn as well as strategic alternatives available to Pinnacle in addition to a transaction with Penn, including pursuing Pinnacle’s strategic plan on a standalone basis, pursuing a sale of Pinnacle to a buyer other than Penn or pursuing potential acquisitions.

The second sentence of the second full paragraph on page 80 of the Joint Proxy Statement/Prospectus concerning the “Background of the Merger” is amended and supplemented by adding the following bolded and underlined text:

During the meeting, Mr. Sanfilippo provided an update on his communications with Penn and Mr. Ruisanchez provided an update on the status of a strategic buy-side opportunity in the gaming industry being considered by Pinnacle.

The table on page 96 of the Joint Proxy Statement/Prospectus concerning “Certain Pinnacle Unaudited Prospective Financial Information — Pinnacle Management Projections of Pinnacle Financial Information” is amended and restated by deleting the following strikethrough text and adding the following bolded and underlined text:

	Forecasts (1)						Extrapolations (2)
$mm	2017E*		2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Net revenue	2,565		2,629	2,678	2,730	2,782	2,834	2,884	2,932	2,979	3,023
EBITDAR (4)	705	(3)	723	745	769	793	808	822	836	849	862
(-) Consolidated rent expenses	(103)		(412)	(418)	(427)	(436)	(444)	(453)	(462)	(471)	(480)
EBITDA (5)	298	(3)	311	326	341	358	364	369	374	378	382
(-) Taxes	(5)		(22)	(40)	(65)	(65)	(68)	(71)	(74)	(77)	(79)
(-) Total capital expenditures and Other (6)	(34)		(101)	(131)	(172)	(107)	(109)	(111)	(114)	(116)	(118)
(+/-) ∆ NWC	43		0	0	0	0	0	0	0	0	0
Unlevered Free Cash Flow (assuming 35% federal income tax rate) ~~(7)~~(8)	66	~~(6)~~ (7)	188	155	104	185	186	187	187	186	185
Unlevered Free Cash Flow (assuming 21% federal income tax rate) (9)	67	(7)	192	162	126	207	209	211	212	212	212

Source: Pinnacle management

*Net revenue, EBITDAR and EBITDA for 2017 are presented as ~~Represents~~ actual figures through end of October 2017, excluding potential future adjustments for 2017, and forecast for the remainder of 2017, and all other entries for 2017 are presented only for the fourth quarter of 2017.

(1)  Selected measures from the Pinnacle Projections from 2017E through 2021E prepared by Pinnacle management and provided to J.P. Morgan (other than Unlevered Free Cash Flow, as described in ~~Note 7~~ Notes 8 and 9 below) in connection with J.P. Morgan’s financial analyses summarized under “The Merger—Opinion of Pinnacle’s Financial Advisor” and to the Pinnacle Board in connection with its evaluation of the Merger.

(2)  Extrapolations for 2022E through 2026E approved by Pinnacle management, based on Pinnacle management estimates for 2017E through 2021E, and provided to J.P. Morgan in connection with its financial analyses summarized under “The Merger—Opinion of Pinnacle’s Financial Advisor” and to the Pinnacle Board in connection with its evaluation of the Merger.

(3)  Excluding non-recurring expenses of $7.4 million.

(4)  EBITDAR is defined for purposes of the Pinnacle Projections as earnings before interest income and expense, income taxes, depreciation, amortization, rent expense associated with the Meadows lease, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. EBITDAR is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(5)  EBITDA is defined for purposes of the Pinnacle Projections as EBITDAR (as defined in Note 4 above) less rent payments associated with Pinnacle’s master lease with GLPI and less rent payments associated with the Meadows lease. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(6)  Other includes pre-opening and development costs, stock-based compensation, net asset write-downs and other investing activities.

(7)  Reflects Unlevered Free Cash Flow forecast for the fourth fiscal quarter of 2017.

(8)  Unlevered Free Cash Flow is defined as EBITDA (as defined in Note 5 above), less tax expenses (on an unlevered basis), less capital expenditures, less other investing activities, less pre-opening and development costs, stock-based compensation and net asset write-downs and less changes in net working capital.  Unlevered Free Cash Flow is a non-GAAP financial measure and was calculated by J.P. Morgan in connection with its discounted cash flow analysis based on the Pinnacle Projections (assuming a statutory federal income tax rate of 35% applicable to Pinnacle).

(9)  Unlevered Free Cash Flow in this row was calculated by J.P. Morgan  in connection with its discounted cash flow analysis based on the Pinnacle Projections (assuming a statutory federal income tax rate of 21% applicable to Pinnacle).

The table on page 98 of the Joint Proxy Statement/Prospectus concerning “Certain Pinnacle Unaudited Prospective Financial Information — Pinnacle Projections Regarding Penn” is amended and restated by deleting the following strikethrough text and adding the following bolded and underlined text:

	Forecasts (1)						Extrapolations (2)
$mm	3M2017E*	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Net revenue	757	3,243	3,220	3,215	3,283	3,348	3,411	3,470	3,527	3,580
EBITDAR (3)	206	919	947	940	954	973	991	1,008	1,025	1,040
(-) Consolidated rent expenses	(114)	(461)	(458)	(465)	(471)	(480)	(490)	(499)	(509)	(519)
EBITDA (4)	92	457	489	475	483	493	501	509	516	521
(-) Stock-based compensation	(2)	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(9)	(9)
(-) Taxes	6	(86)	(92)	(94)	(103)	(113)	(122)	(131)	(140)	(148)
(-) Total capital expenditures and Other (5)	(37)	(131)	(117)	(126)	(128)	(118)	(120)	(102)	(104)	(104)
(+/-) ∆ NWC	0	0	0	0	0	0	0	0	0	0
Unlevered Free Cash Flow ~~(5)~~(6)	59	233	272	247	244	254	251	267	263	262

Source: Pinnacle management

*Represents forecast for fourth fiscal quarter of 2017 only and does not include actual figures for 2017.

(1)  Selected measures from the Adjusted Penn Projections from 2017E through 2021E approved by Pinnacle management and provided to J.P. Morgan (other than Unlevered Free Cash Flow, as described in Note ~~5~~6 below) in connection with J.P. Morgan’s financial analyses summarized under “The Merger—Opinion of Pinnacle’s Financial Advisor” and to the Pinnacle Board in connection with its evaluation of the Merger.

(2)  Extrapolations for 2022E through 2026E approved by Pinnacle management, based on Penn management estimates for calendar years 2017 through 2021 as adjusted by Pinnacle management, and provided to J.P. Morgan in connection with J.P. Morgan’s financial analyses summarized under “The Merger—Opinion of Pinnacle’s Financial Advisor” and to the Pinnacle Board in connection with its evaluation of the Merger.

(3)  EBITDAR is defined for purposes of the Adjusted Penn Projections as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. EBITDAR is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(4)  EBITDA is defined for purposes of the Adjusted Penn Projections as EBITDAR (as defined above) less cash rent expenses.

(5)  Other includes other cash items including Ohio track relocation fees, Jamul (advances)/proceeds, earnout payments and capital lease payments.

(6)  Unlevered Free Cash Flow is defined for purposes of the Adjusted Penn Projections as EBITDA (as defined in Note 4 above), less tax expenses (on an unlevered basis), less capital expenditures, less other cash items (including Ohio track relocation fees, Jamul (advances) proceeds, earnout payments and capital lease payments), less stock-based compensation, less changes in net working capital and less certain other items.  Unlevered Free Cash Flow is a non-GAAP financial measure and was calculated by J.P. Morgan in connection with its discounted cash flow analysis based on the Adjusted Penn Projections (assuming a statutory federal income tax rate of 35% applicable to Penn).

The first paragraph on page 106 of the Joint Proxy Statement/Prospectus concerning the “Opinion of Pinnacle’s Financial Advisor” is amended and restated in its entirety by deleting the following strikethrough text and adding the following bolded and underlined text:

Pursuant to an engagement letter dated December 11, 2017, Pinnacle ~~formally retained~~ formalized its arrangements with J.P. Morgan, which had served as Pinnacle’s ~~its~~ financial advisor in connection with the merger since early 2017.

The following sentence is added after the first sentence of the fourth paragraph on page 108 of the Joint Proxy Statement/Prospectus concerning the “Opinion of Pinnacle’s Financial Advisor — Public Trading Multiples”:

The foregoing calculations produced trading multiples of 6.9x and 7.5x for Pinnacle and Penn, respectively, based on equity research analyst estimates, and 7.0x for Pinnacle based on management projections.

The first sentence of the third  paragraph on page 109  of the Joint Proxy Statement/Prospectus concerning the “Opinion of Pinnacle’s Financial Advisor — Discounted Cash Flow Analysis” is amended and restated in its entirety by adding the following bolded and underlined text:

J.P. Morgan calculated the unlevered free cash flows that Pinnacle is expected to generate during fiscal years 2017 through 2021, which were based upon financial projections prepared by the management of Pinnacle and upon extrapolations reviewed and approved by the management of Pinnacle for the fiscal years 2022 through 2026 under both existing tax rates and as adjusted for a reduction in Federal tax rates to 21% under then-proposed legislation, and in each case excluding synergies.

The third sentence of the third  paragraph on page 109  of the Joint Proxy Statement/Prospectus concerning the “Opinion of Pinnacle’s Financial Advisor — Discounted Cash Flow Analysis” is amended and restated in its entirety by deleting the following strikethrough text and adding the following bolded and underlined text:

For purposes of the foregoing analysis, the unlevered free cash flows in the terminal year were calculated by J.P. Morgan to be $164 million (assuming then-current tax rates), with a range of implied terminal exit multiples of 5.7x to 7.0x and $201 million (assuming Federal tax rate of 21%), with a range of implied terminal exit multiples of 6.7x to 8.2x,  in each case based on the projections provided by Pinnacle’s management.

The following sentence is added to the end of the paragraph on page 121 of the Joint Proxy Statement/Prospectus concerning the “Interests of Certain Pinnacle Directors and Executive Officers in the Merger — Arrangements with Penn”:

Prior to the signing of the merger agreement, neither Pinnacle’s Chief Executive Officer nor its President and Chief Financial Officer had discussions with Penn regarding arrangements or agreements for employment following the effective time. In addition, prior to the signing of the merger agreement, none of Pinnacle’s directors had discussions with Penn regarding possible directorships with the combined company.

—END OF SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS—

Pending Penn Shareholder Litigation.

On March 6, 2018, Penn received a letter dated March 5, 2018 on behalf of purported Penn shareholder Robert Garfield (“Garfield”) demanding that Penn file suit against the members of the board of directors of Penn (the “Penn board”).  The letter alleged, among other things, that the board members breached fiduciary duties in connection with the entry into the Merger Agreement, and through causing Penn to make allegedly materially inadequate disclosures and material omissions in the Joint Proxy Statement/Prospectus.  On March 9, 2018, Garfield filed a putative derivative and purported class action lawsuit captioned Garfield v. Carlino, No. 18-2652, in the Court of Common Pleas of Berks County, Pennsylvania against members of the Penn board, with Penn as a nominal defendant, alleging several claims under Pennsylvania law based on substantially the same allegations raised in his letter.  On March 13, 2018, the Penn board appointed an independent special litigation committee to review, investigate, and evaluate the claims on behalf of Penn.  On March 16, 2018, Garfield filed a motion for a preliminary injunction and expedited discovery.  The defendants believe that the action is without merit. A copy of the complaint is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Important Additional Information

In connection with the proposed transaction, on February 8, 2018, Penn filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a joint proxy statement of Penn and Pinnacle and also constitutes a prospectus of Penn (the “joint proxy statement/prospectus”).  The registration statement was declared effective by the SEC on February 28, 2018 and Penn and Pinnacle commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders and stockholders on February 28, 2018.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PENN AND STOCKHOLDERS OF PINNACLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Penn and Pinnacle, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Penn can be obtained, without charge, by directing a request to Justin Sebastiano, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Tel. No. (610) 401-2029. Copies of the documents filed with the SEC by Pinnacle can be obtained, without charge, by directing a request to Vincent Zahn, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Tel. No. (702) 541-7777.

Participants in the Solicitation

Penn, Pinnacle, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Penn’s directors and executive officers is available in Penn’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and its proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2017. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and its proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of Penn and Pinnacle and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Penn’s and Pinnacle’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including:  risks related to the acquisition of Pinnacle by Penn and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd Gaming Corporation and/or Gaming and Leisure Properties, Inc. transactions do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestitures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and other factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC.  Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn and Pinnacle. Pinnacle does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Item 9.01      Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description
99.1	Complaint filed by Robert Garfield on March 9, 2018 in the Court of Common Pleas of Berks County, Pennsylvania.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN NATIONAL GAMING, INC.

Dated: March 19, 2018	By:	/s/ William J. Fair
		Name:	William J. Fair
		Title:	Executive Vice President and Chief Financial Officer